LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                               LAKE MERRITT PLAZA
                        1999 HARRISON STREET, 26TH FLOOR
                           OAKLAND, CALIFORNIA 94612
                                 (510) 350-3070
                           FACSIMILE: (510) 834-8309

                                September 8, 2009





BY EDGAR AND OVERNIGHT DELIVERY

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                  Re:     ATEL 14, LLC (the "Company")
                          Registration Statement on Form S-1
                          SEC File No. 333-159578

Dear Ms. Long:

         This letter includes our supplemental responses to the comments in your letter of September 2, 2009 to Dean Cash concerning our supplemental responses to your prior comments. The remaining comments relate to the supplemental sales material submitted for review.

         Concurrently we are filing a pre-effective amendment no. 2 to the registration statement in order to include updated interim financial statements in anticipation of requesting acceleration of the effective date later this month, as noted in our prior correspondence. In addition to the financial statements, the amendment includes the changes submitted supplementally with our prior letter, and we have made certain changes in response to state regulators' comments, and miscellaneous corrections and adjustments.

Supplemental Sales Material

         This will confirm on behalf of the registrant that all of the information in the sales material is contained in the prospectus. With regard to the examples cited in your comment:

Ms. Pamela A. Long
September 8, 2009
Page 2


Third bullet point under "Why ATEL?" - The prior programs are summarized under "Prior Performance Summary" in the prospectus. The total number of investors for each prior program is included in its brief text summary. The sum of the number of investors set forth in the prospectus for all prior programs is (44,607 in the prior public funds and 1,711 in the prior private programs), supporting the statement that "nearly 45,000 investors have participated in . . . ATEL's prior funds."

Fourth bullet point under "Why ATEL?" - This statement is based on the public track record of prior ATEL programs as demonstrated in their publicly available reports. The registrant is constrained to include only the programs and information directed by Guide 5 in the track record tables, but has added an additional statement in the text disclosure under "Prior Performance Summary" relating to the history of regular cash distributions in order to assure that the sales brochure is consistent with the prospectus. The added text is included in the discussion of prior program investment objectives and is the marked sentence below:

               Although certain of the Prior Programs have experienced lessee defaults in the ordinary course of business, none of the Prior Programs has experienced an unanticipated rate of default or major adverse business developments which the Fund Manager believes will impair its ability to meet its investment objectives. Each of the Prior Programs has provided its investors with regular cash distributions throughout its operating stage.

"Outstanding Asset Retention" Table and Information - See the table set forth in the prospectus in Exhibit A, Prior Performance Information, on pages A-3 and A-4.

         Please contact me with any further questions or comments you may have concerning this filing.


                                        Very truly yours,

                                        /s/ PAUL J. DERENTHAL

                                        Paul J. Derenthal

cc:      Mr. Rufus Decker
         Ms. Nudrak Salik
         Sherry Haywood, Esq.
         Division of Corporation Finance
         Securities and Exchange Commission
         Facsimile: (703) 813-6968

         Mr. Dean L. Cash
         Mr. Paritosh Choksi
         Mr. Samuel Schussler
         Vasco Morais, Esq.